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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                DELCHAMPS, INC.

                           (Name of Subject Company)

                         DELTA ACQUISITION CORPORATION

                          A WHOLLY OWNED SUBSIDIARY OF

                     JITNEY-JUNGLE STORES OF AMERICA, INC.

                                   (Bidders)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  246615 10 8

                     (CUSIP Number of Class of Securities)
                            ------------------------

                               MICHAEL E. JULIAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     JITNEY-JUNGLE STORES OF AMERICA, INC.
                               1770 ELLIS AVENUE
                                   SUITE 200
                           JACKSON, MISSISSIPPI 39204
                                 (601) 965-8600

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                            ------------------------

                                WITH A COPY TO:

                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000
                          ATTENTION: WILLIAM G. LAWLOR
                                      DAVID E. SCHULMAN
                            ------------------------

                           CALCULATION OF FILING FEE

 TRANSACTION VALUATION*    AMOUNT OF FILING FEE**
      $227,483,790                $45,497

* For the purpose of calculating the fee only, this amount assumes the purchase of 7,582,793 shares of Common Stock of Delchamps, Inc. at $30.00 per share. Such number of shares includes all outstanding shares as of July 8, 1997, and assumes the exercise of all stock options to purchase shares of Common Stock issued by Delchamps, Inc. which were outstanding as of July 8, 1997.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Delta Acquisition Corporation for such number of Shares.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  Not Applicable  Filing       Not Applicable
                                         Party:
Form or Registration     Not Applicable  Date Filed:  Not Applicable
  No.:

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    This statement relates to a tender offer by Delta Acquisition Corporation, an Alabama corporation (the "Offeror") and a wholly owned subsidiary of Jitney-Jungle Stores of America, Inc., a Mississippi corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share, of Delchamps, Inc., an Alabama corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 14, 1988, as amended, between the Company and the First Alabama Bank, as Rights Agent (collectively, the "Shares"), at a purchase price of $30.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") copies of which are filed as Exhibit (a)(1) and (a)(2) hereof, respectively and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Delchamps, Inc., an Alabama corporation. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

    (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, par value $.01 per share, including the associated Rights, of the Company. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Statement is being filed by the Offeror and Parent. The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Offeror") and in Annex I ("Certain Information Concerning the Directors and Executive Officers of Parent and the Offeror") of the Offer to Purchase, is incorporated herein by reference.

    (a) through (d), (g): This Statement is being filed by the Offeror and Parent. The name, residence or business address, citizenship, present principal occupation or employment and material occupations during the last 5 years of each executive officer and director of the Offeror and Parent is set forth in Annex I hereto.

    (e) through (f): During the past five years, neither the Offeror nor Parent nor, to the best knowledge of the Offeror and Parent, any of the persons listed in Annex I of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) None.

    (b) The information set forth in the "Introduction" and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations With the Company") of the Offer to Purchase is incorporated herein by reference.

                                       1
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ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b): The information set forth in the "Introduction" and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a) through (e): The information set forth in the "Introduction," Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations With the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b): The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Offeror") and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contracts, Transactions or Negotiations With the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"), and Section 13 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the "Introduction" and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

    The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) and (c). The information set forth in the "Introduction," and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

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    (f) The information set forth in the Offer to Purchase, the Letter of
Transmittal and the Agreement and Plan of Merger, dated as of July 8, 1997, among Parent, the Offeror and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)        (1)        Offer to Purchase, dated July 14, 1997.

(a)        (2)        Letter of Transmittal.

(a)        (3)        Letter from Donaldson, Lufkin & Jenrette Securities Corporation to Brokers,
                      Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)        (4)        Letter from Brokers, Dealers, Commercial Banks, Trust Companies, and Other
                      Nominees to Clients.

(a)        (5)        Notice of Guaranteed Delivery.

(a)        (6)        Guidelines for Certification of Taxpayer Identification Number on Substitute
                      Form W-9.

(a)        (7)        Summary Advertisement, dated July 14, 1997.

(a)        (8)        Press Release issued by Parent and the Company on July 8, 1997.

(a)        (9)        Press Release issued by Parent on July 14, 1997.

(b)        (1)        Commitment Letter, dated as of July 3, 1997, between Parent and DLJ Bridge
                      Finance, Inc., as amended by the letter dated July 14, 1997 from DLJ Bridge
                      Finance, Inc. to Parent.

(b)        (2)        Commitment Letter, dated as of July 7, 1997, between Parent and Fleet
                      Capital Corporation.

(b)        (3)        Indenture dated March 5, 1996 between Jitney-Jungle Stores of America, Inc.
                      and Marine Midland Bank, as Trustee, relating to the issuance and sale of
                      $200,000,000 aggregate principal amount of 12% Senior Notes due 2006
                      (incorporated by reference to Exhibit No. 4.2 to Amendment No. 2 to Form S-1
                      (No. 33-80833) of JJ Acquisitions Corp. filed with the Securities and
                      Exchange Commission on February 27, 1996).

(c)        (1)        Agreement and Plan of Merger, dated as of July 8, 1997, among Parent, the
                      Offeror and the Company.

(c)        (2)        Confidentiality and Standstill Agreement, dated as of April 8, 1997, among
                      Parent, Bruckmann, Rosser, Sherrill & Co., Inc. and the Company.

(d)                   None.

(e)                   Not applicable.

(f)                   None.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

                                JITNEY-JUNGLE STORES OF AMERICA, INC.

                                By:            /s/ MICHAEL E. JULIAN
                                      ---------------------------------------
                                Name: Michael E. Julian
                                Title: President and Chief Executive Officer

                                DELTA ACQUISITION CORPORATION

                                By:            /s/ MICHAEL E. JULIAN
                                      ---------------------------------------
                                Name: Michael E. Julian
                                Title: President

Dated: July 14, 1997

                                       4